December 5, 2022

Division of Corporation Finance Office of Energy & Transportation

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Talos Energy Inc.
Registration Statement on Form S-4
Filed October 28, 2022
File No. No. 333-268036

Ladies and Gentlemen:

Set forth below are the responses of Talos Energy Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-268036, filed with the Commission on October 28, 2022 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Substantially concurrently with the submission of this letter we are also submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 1.

Form S-4 filed October 28, 2022

Risk Factors

Risks Relating to Talos and EnVen

Future sales or issuances of Talos Common Stock could have a negative impact on the Talos Common Stock price., page 40

1.

Please quantify the number or percentage of shares that will be held by Riverstone, Adage, and Bain at the consummation of this offering, that will be subject to respective lock-ups, and disclose when such lock-up period(s) will end.

RESPONSE:    We have revised the Registration Statement to disclose the estimated number and percentage of shares that will be held by Riverstone, Adage, and Bain at the consummation of the offering that will be subject to lock-ups and the terms of such lock-ups. See page 40 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 5, 2022

The Mergers

Opinion of Talos’s Financial Advisor

Financial Analyses

Public Trading Multiples Analysis, page 57

2.	Please revise to provide definitions for the terms “firm value” and “equity value” for the selected companies used in the Public Trading Multiples Analysis.

RESPONSE:    We have revised the Registration Statement to disclose the method of calculating “firm value” and “equity value” for the selected companies used in the Public Trading Multiples Analysis. See page 58 of Amendment No. 1.

3.

If applicable, revise to provide information regarding median and mean values used for both the Public Trading Multiples and the Selected Transaction analyses. In addition, address the growth rate used to estimate future period amounts.

RESPONSE:    We have revised the Registration Statement to disclose the median and mean values calculated in both the Public Trading Multiples and the Selected Transaction analyses. See page 58-59 of Amendment No. 1. We have been advised by J.P. Morgan that future period amounts in the Public Trading Multiples and the Selected Transaction analyses are based on publicly available estimates, so no growth rate was applied.

4.

We note that the selected publicly traded companies engaged in businesses judged to be sufficiently analogous to those engaged in by EnVen. Please revise to provide additional information about the criteria used to select these companies. In addition, disclose whether, and if so, why any companies meeting the selection criteria were excluded from the analysis.

RESPONSE:    We have revised the Registration Statement to disclose the criteria used to select the companies for the Public Trading Multiples analysis. See page 58 of Amendment No. 1. We have been advised by J.P. Morgan that no companies meeting the selection criteria, except as otherwise disclosed in Amendment No. 1, were excluded from the analysis.

Selected Transaction Analysis, page 58

5.

We note that the selected transactions were chosen because there are certain aspects of the transactions that may be considered similar to the proposed Mergers. Please revise to provide information about the criteria used to select these transactions. In addition, disclose whether, and if so, why any transactions meeting the selection criteria were excluded from the analysis.

U.S. Securities and Exchange Commission

December 5, 2022

RESPONSE:    We have revised the Registration Statement to disclose the criteria used to select the transactions for the Selected Transaction analysis. See page 59 of Amendment No. 1. We have been advised by J.P. Morgan that no transactions meeting the selection criteria were excluded from the analysis.

Opinion of EnVen’s Financial Advisor

Summary of Material Financial Analyses, page 67

6.	Please revise to more clearly explain how the implied equity splits were used in the financial analyses performed by Intrepid.

RESPONSE:    We have revised the Registration Statement to disclose additional information pertaining to the implied equity splits used. See page 72 of Amendment No. 1.

Analysis

Comparable Public Company Implied Valuation Analysis, page 68

7.	Please revise to provide information regarding the growth rates used for the Comparable Public Company Implied Valuation analysis.

RESPONSE:    We have been advised by Intrepid that the Comparable Public Company Implied Valuation Analysis utilized, in the case of each comparable public company discussed therein, estimated 2023 EBITDA, average daily production and free cash flow derived from FactSet, Wall Street research and company disclosure. Accordingly, we advise the Staff that other than to the extent implicit in such estimates, Intrepid has advised us that no growth rates were used by Intrepid in its analysis, and we have revised the Registration Statement to disclose such fact. See page 70 of Amendment No. 1.

8.

We note that publicly-traded offshore E&P companies deemed to have certain characteristics similar to those of EnVen were selected for this analysis. Please revise to provide information about the criteria used to select these companies. In addition, disclose whether, and if so, why any companies meeting the selection criteria were excluded from the analysis.

RESPONSE:    We have revised the Registration Statement to clarify the criteria used in Intrepid’s analysis. See page 70 of Amendment No. 1. We have been advised by Intrepid that no selected companies identified as meeting Intrepid’s selection criteria were excluded from its financial analyses.

Precedent Transactions Analysis, page 70

9.

We note the selected comparable transactions chosen for this analysis. Please revise to provide additional information about the criteria used to select these transactions. In addition, disclose whether, and if so, why any transactions meeting the selection criteria were excluded from the analysis.

U.S. Securities and Exchange Commission

December 5, 2022

RESPONSE:    We have revised the Registration Statement to clarify the criteria used in Intrepid’s analysis. We have been advised by Intrepid that no selected transactions identified as meeting Intrepid’s selection criteria, as so disclosed in the Registration Statement, were excluded from its financial analyses. See page 71 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 - Preliminary Acquisition Accounting

Preliminary Estimated Purchase Price, page 148

10.	Please add disclosure quantifying how the cash consideration was calculated. In this regard, we note disclosure on page 141 explains how the cash portion of the consideration is to be determined.

RESPONSE:    We have revised the Registration Statement to add disclosure, within Note 2 to the unaudited pro forma condensed combined financial statements set forth therein, quantifying how the cash consideration was calculated. See page 149 of Amendment No. 1.

11.

Revise to use the most recent stock price at the time of filing as the value of the Talos Common Stock. In addition, tell us how you determined that a 20% fluctuation in the market price of Talos Common Stock is reasonable in light of historical volatility.

RESPONSE:    We have revised the Registration Statement to use, as the value of the Talos Common Stock, the closing price thereof on November 28, 2022, the most recent practicable date prior to the filing of Amendment No. 1. See page 149 of Amendment No. 1. We undertake to further update such stock price and the calculation date therefor in future filings of the Registration Statement.

We further advise that in determining that a 20% fluctuation in the market price of Talos Common Stock is reasonable, we evaluated the recent volatility in the stock price of the Talos Common Stock and calculated a monthly volatility of approximately 20%. We believe the monthly volatility will remain relatively stable due to the short-term outlook of crude oil prices. We note that the Talos Common Stock price has ranged from a low of $15.09 per share to a high of $22.30 per share from August 1, 2022 (the trading day following a Reuters published article stating that Talos was in talks to acquire EnVen for approximately $1 billion, plus the assumption of $250 million of debt) through December 2, 2022.

Note 3 - Transaction Accounting Adjustments, page 149

12.

Please revise to clarify the factors that resulted in a $447.9 million decrease to total property and equipment, as reflected in pro forma adjustment (i)(a). As part of your revised disclosure, describe the assumptions made with regard to the acquired proved and unproved property costs.

RESPONSE:    We have revised the Registration Statement to add disclosure to pro forma adjustment (i)(a), within Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements set forth therein, to clarify the factors that resulted in an overall downward adjustment to EnVen’s historical gross total property and equipment and to describe the assumption made with regard to the acquired proved and unproved property costs. See page 151 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 5, 2022

Additionally, we further advise that there was an increase to EnVen’s historical net total property and equipment balance after considering pro forma adjustment (g) within Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.

13.

Pro forma adjustments (n) and (o) state that Talos has sufficient federal net operating losses available to offset the post-combination taxable income. Explain your basis for considering the effect of these net operating losses on a pro forma basis as a valuation allowance appears to have been recognized as of December 31, 2021 and September 30, 2022.

Also, clarify whether the tax effects of the pro forma adjustments have been calculated at the statutory rates in effect during the periods for which the pro forma statements of income are presented per Rule 11-02(b)(5)(i) of Regulation S-X.

RESPONSE:    We advise the Staff that we calculated current taxable income on a combined basis and compared the combined income tax income to the net operating losses available to be utilized for the periods ended December 31, 2021 and September 30, 2022. Our deferred income tax assets and liabilities are recorded related to net operating losses and deductible temporary differences between the book and tax basis of assets and liabilities. We maintained a valuation allowance related to federal, state and foreign deferred tax assets, as there is insufficient positive evidence to overcome the substantial negative evidence of cumulative losses in each of the period ended December 31, 2021 and the period ended September 30, 2022.

We further advise that the tax effects of the pro forma adjustments have been calculated at statutory rates in effect during the period. There is no change to the statutory rate at post combination. We have revised the Registration Statement to add such disclosure to pro forma adjustments (n) and (o), within Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements set forth therein. See page 152 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Mergers, page 155

14.

We note your disclosure that it is a condition to the obligation of EnVen to complete the Mergers that EnVen receives an opinion from Davis Polk (or other nationally recognized law firm reasonably acceptable to EnVen) to the effect that the First Merger and the Second Merger taken together are intended to qualify as a “reorganization” under Section 368(a) of the Code. Insofar as this appears to be a waivable condition, please file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of a favorable tax opinion at closing. Please also include an undertaking that the parties intend to recirculate and resolicit if the condition is waived and the change in tax consequences is material. Refer to Section III.D.3 of Staff Legal Bulletin 19 (October 14, 2011).

U.S. Securities and Exchange Commission

December 5, 2022

RESPONSE:     We acknowledge the Staff’s comment and will file an executed opinion of counsel as to the qualification of the First Merger and the Second Merger as a “reorganization” under Section 368(a) of the Code as an exhibit to the Registration Statement before effectiveness. For the Staff’s information, the form of opinion that will be filed is included as Exhibit 8.1 to Amendment No. 1.

In addition, we have included in the Registration Statement an undertaking that the parties intend to recirculate and resolicit if the condition is waived and the change in tax consequences is material. See pages xxxv, 15 and 157 of Amendment No. 1.

Description of Talos Capital Stock

Exclusive Venue, page 162

15.

We note your disclosure here that the A&R Charter identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation and that this exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. However, Article XII of the A&R Charter included as Annex G does not provide the carve outs for the Securities Act or the Exchange Act. We note also that Talos Energy’s Form 10-K for the fiscal year ended December 31, 2021 discloses in a risk factor on page 63 your belief that the exclusive forum provision would apply to actions arising under the Securities Act except in certain cases. Accordingly, please clarify if your “Forum Selection” provision does not apply to actions arising under the Securities Act or Exchange Act, and please also ensure that the exclusive forum provision in your A&R Charter provides consistent disclosure, or tell us how you will inform investors in future filings of your “Forum Selection” provision’s applicability to any actions arising under the Securities Act or Exchange Act.

RESPONSE:    We advise the Staff that the exclusive forum provision in the A&R Charter will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. We have revised Article XII of the A&R Charter to clarify this point and have revised the disclosure on page 178 of Amendment No. 1. We have also inserted a Risk Factor highlighting the exclusive forum provision of the A&R Charter on pages 41-42 of Amendment No. 1.

We undertake to update our disclosure relating to the exclusive forum provision of the A&R Charter in our future filings, contingent upon the approval of the A&R Charter Proposals.

Information About EnVen

Oil, Natural Gas and NGL Reserves

Proved Reserves, page 191

16.

We note you appear to aggregate the net present value attributable to your ownership interests in proved developed producing reserves with the net present value generated by fees charged to third-party customers under the terms of your production handling agreements (“PHAs”). Please revise the presentation of Proved PV-10 for each period to remove the net present value relating to your PHAs and clarify that revenues from your PHA contracts are not included in the standardized measure. Please similarly revise the disclosure provided on page 194.

U.S. Securities and Exchange Commission

December 5, 2022

RESPONSE:    We have revised the Registration Statement to remove the net present value generated by fees charged to third-party customers under the terms of EnVen’s PHAs from the net present value attributable to EnVen’s ownership interests in proved developed producing reserves. We have also clarified that the revenues from our PHAs are not included in the standardized measure. See pages 193-195 of Amendment No. 1.

17.

The discussion of the changes that occurred in total proved reserves presented on page 193 indicates that the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of the changes relating to several separate and unrelated factors, e.g. performance and price revisions.

Please expand the disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor. Any figures that are net of both positive and negative factors should be separately identified and quantified such that the change in the line item is fully reconciled and explained. In particular, disclosure relating to significant revisions in previous estimates should identify such underlying factors as changes caused by commodity prices and/or costs, interests, well performance, improved recovery, unsuccessful and/or uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

This comment also applies to the disclosure of the significant changes due to revisions of the previous estimates of total proved reserves for each of the periods presented on page F-51 and the disclosure of material changes due to revisions of the previous estimates of proved undeveloped reserves presented on page 193. Refer to FASB ASC 932-235-50-5 and Item 1203(b) of Regulation S-K, as applicable.

RESPONSE:    We acknowledge the Staff’s comment and have revised the Registration Statement to include an expanded discussion quantifying the performance and price revisions of proved and proved undeveloped reserves. See pages 195 and F-51 of Amendment No. 1.

18.	Please expand the information relating to your proved undeveloped reserves to include the disclosures required by Items 1203(c) and 1203(d) of Regulation S-K.

RESPONSE:    We have revised the Registration Statement to include an expanded discussion surrounding investments and progress made during the year to convert proved undeveloped reserves to proved developed producing reserves including capital expenditure amounts. EnVen does not have material amounts of proved undeveloped reserves in individual fields or countries that remain undeveloped for five years or more after disclosure as proved undeveloped reserves. All of EnVen’s proved undeveloped reserve locations included in its December 31, 2021 reserve estimates will be developed within five years of being disclosed as proved undeveloped reserve locations on EnVen’s reserve report, with the exception of one location. This proved undeveloped reserve location will be sidetracked from an existing wellbore which is still producing economically, therefore it cannot be drilled until the proved developed producing zone depletes. See pages 193-194 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 5, 2022

Notes to Consolidated Financial Statements

Note 5 - Fair Value Measurements

Class A Common Stock, page F-27

19.

We note reference to the use of a third party to determine the estimated per share fair value of EnVen’s Class A Common Stock. To the extent a third-party expert was relied upon, please disclose the name of the specialist and include a consent. Alternatively, revise to remove this reference. This comment is also applicable to relevant disclosure on page F-37.

RESPONSE:    We have revised the Registration Statement to exclude the references to utilizing a third party to determine the estimated per share fair value of EnVen’s Class A Common Stock. See pages F-27 and F-37 of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 19 - Supplemental Oil and Natural Gas Disclosures (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page F-51

20.

Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to FASB ASC 932-235-50-36.

If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

RESPONSE:    We have revised the Registration Statement to clarify that estimated future costs to settle EnVen’s asset retirement obligations, including the costs related to EnVen’s proved undeveloped reserves, are included in the calculation of the standardized measure for each period presented. See pages 195 and F-51 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 5, 2022

Questions and Answers

Q: What will happen in the Mergers?, page ixx

21.

You disclose that after the second merger, if the Notes Consent Solicitation is successful, the Surviving Company will merge with and into Talos Production (the “Combined Structure Merger.”) It appears from a 8-K filed on October 28, 2022 that the Notes Consent Solicitation was successful. Please disclose the material terms of the Notes Consent Solicitation, including your cash commitments. In this regard, your 8-K discloses that upon the consummation of the Second Merger, and the cash payment by Talos Production of $5.00 per $1,000 in principal amount of Notes for which consents were delivered (the “Consent Fee”) the Proposed Amendments will become operative, which amend the Indenture to permit the incurrence of indebtedness in respect of the 11.750% Senior Secured Second Lien Notes due 2026 of EnVen Energy Corporation. Please disclose the aggregate cash payments you expect to make pursuant to the Consent Fee, and when you expect to pay such fee as part the mergers.

RESPONSE:    We have revised the Registration Statement to include the aggregate anticipated cash payments to be made as the Consent Fee and to clarify that we intend to pay such Consent Fee substantially concurrent with the Closing. See pages xxi, 3, 79 and 115 of Amendment No. 1.

Exhibits

22.

Please tell us the extent that revenues from EnVen’s production handling agreements were used to offset or reduce the operating costs used to evaluate the proved reserves presented in Exhibit 99.8 as of December 31, 2021.

RESPONSE:    We advise the Staff that revenues from EnVen’s production handling agreements were not used to offset or reduce operating costs used to evaluate EnVen’s proved reserves.

As indicated in the reserves report provided as Exhibit 99.7 (emphasis added):

“EnVen receives additional revenue, not included in the amounts shown above, by processing production from oil and gas fields that it does not operate. With the exception of Spruance Field, we have not examined the operating costs or the geology of these fields. The terms of the processing fees are detailed in executed production handling agreements (PHAs). The PHA revenue shown herein is estimated using projected production from these fields based on data received from the operators as provided by EnVen, public data sources, and other information provided by EnVen. Our low estimate for the future net revenue to be received by EnVen from these PHAs, as of December 31, 2021, is $89,046,400 on an undiscounted basis and $71,089,700 discounted at 10 percent.”

U.S. Securities and Exchange Commission

December 5, 2022

General

23.

We note the form of preliminary proxy card filed as Exhibit 99.5. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4. While your form of proxy discloses that the A&R Charter Proposals, collectively, are unrelated to the Mergers, and approval of the A&R Charter Proposals are not conditions to the completion of the Mergers or the approval of the Share Issuance Proposal, we note that several of the A&R Charter Proposals are conditioned on approval of other proposals as discussed on page 113. Please revise the preliminary proxy card to clarify. See Rule 14a-4(a)(3) of Regulation 14A.

RESPONSE:    We have revised the Registration Statement to file the form of preliminary proxy card as an appendix to the proxy statement rather than exhibit to the Registration Statement. See Annex L to Amendment No. 1. In addition, we have revised such form of preliminary proxy card to clarify that certain of the A&R Charter Proposals are conditioned on approval of other proposals.

*    *    *    *    *

U.S. Securities and Exchange Commission

December 5, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lande A. Spottswood of Vinson & Elkins L.L.P. at (713) 758-2326 or Jackson A. O’Maley of the same firm at (713) 758-3374.

Very truly yours,

TALOS ENERGY INC.

By:	/s/ Timothy S. Duncan
Name:	Timothy S. Duncan
Title:	President, Chief Executive Officer and Director

Enclosures

cc:	Lande A. Spottswood, Vinson & Elkins L.L.P.
Jackson A. O’Maley, Vinson & Elkins L.L.P.